Exhibit 3.5

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

NETQUOTE INC

Pursuant to Section 7-110-107 of the Colorado Business Corporation Act (“Act”), NetQuote Inc, a Colorado Corporation (the “Corporation”), hereby amends and restates the Articles of Incorporation of the Corporation as follows:

These Amended and Restated Articles of Incorporation of the Corporation (these “Restated Articles”) (i) correctly set forth the provisions of the Articles of Incorporation of the Corporation; (ii) were proposed, approved, and recommended for shareholder approval by the Board of Directors of the Corporation pursuant to resolutions unanimously passed at a meeting held on December 3, 2004; (iii) were approved by the shareholders of the Corporation pursuant to resolutions unanimously passed at a meeting held on December 3, 2004; the Corporation has only one shareholder voting group and the number of votes cast for the approval of these Restated Articles was sufficient for approval of such Restated Articles; and (iv) supersede all Articles of Incorporation of the Corporation, any amendments thereto and restatements thereof, as filed with the Secretary of State of Colorado.

ARTICLE 1

NAME

The name of the Corporation is NetQuote Inc.

ARTICLE 2

SHARES AND VOTING

The aggregate number of shares that the Corporation shall have authority to issue is one million (1,000,000) shares of common stock, no par value, which shall constitute a single class of shares. The shares of common stock shall have unlimited voting rights and shall constitute the sole voting group of the Corporation, except to the extent any additional voting group or groups may hereafter be established in accordance with the Act. The shares of common stock shall also be entitled to receive the net assets of the Corporation upon dissolution. Cumulative voting shall not be permitted in the election of directors or otherwise.

ARTICLE 3

DIRECTORS

The number of directors of the Corporation shall be fixed and may be altered from time to time as provided in the bylaws of the Corporation. The following persons are elected to serve as the directors of the Corporation until the next annual meeting of shareholders or until their successor(s) are duly elected and qualified:

Name	Address

Keith Lawton	1860 Blake Street, Suite 900 Denver, CO 80202

Christopher Findlater	1860 Blake Street, Suite 900 Denver, CO 80202

ARTICLE 4

REGISTERED AGENT AND OFFICE

The street address of the initial registered office of the Corporation is 1860 Blake Street, Suite 900, Denver, Colorado 80202. The name of the initial registered agent of the Corporation at such address is Christopher Findlater.

ARTICLE 5

PRINCIPAL OFFICE

The address of the initial principal office of the Corporation is 1860 Blake Street, Suite 900, Denver, Colorado 80202.

ARTICLE 6

MANAGEMENT

The following provisions relate to the management of the business and the conduct of the affairs of the Corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

A. Indemnification. The Corporation shall indemnify, to the maximum extent permitted by law, any person who is or was a director or officer of the Corporation, and may indemnify any other person, against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the Corporation or because he is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the Corporation’s request. The Corporation shall further have the authority, to the maximum extent permitted by law, to purchase and maintain insurance providing such indemnification, advance expenses to persons indemnified by the Corporation, and provide indemnification to any person by general or specific action of the board of directors, the bylaws of the Corporation, contract or otherwise.

B. Limitation on Director’s Liability. No director of this Corporation shall have any personal liability to the Corporation or its shareholders for monetary damages for breach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the Corporation or to its shareholders for monetary damages for: (i) any breach of the director’s duty of loyalty to the Corporation or to its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution made in violation of C.R.S. § 7-106-401 if it is established that the director did not perform his duties in compliance with C.R.S. § 7-108-401; provided that the personal liability of a director in this circumstance shall be limited to the amount of the distribution that exceeds what could have been distributed without violation of

C.R.S. § 7-106-401; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.